CITY MEDIA, INC.
4685 South Highland Drive, Suite 202   ●   Salt Lake City, UT 84117   ●   (801) 278-9424

May 25, 2011

Michael Seaman, Esq.
Gregory Dundas, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE.
Washington, D.C. 20549

Re:     City Media, Inc.
     Amendment No 1 to Registration statement on Form S-1
     File No. 333-171488

Dear Gentlemen:

We respond to your comment letter covering our Registration Statement on Form S-1/A, filed May 5, 2011.  We appreciate your consideration and assistance in this endeavor.  We include herewith an amendment to our Registration Statement on Form S-1/A incorporating the changes as requested.  To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated May 12, 2011, are quoted below and are followed in each case by the Company’s response thereto.

Prospectus Cover Page

Comment No. 1

Please revise to include the price for the shares offered.  Refer to Item 501(b)(3) of Regulation S-K.

Response

We have made the change requested to include the price for the shares offered.  Please see page 3.

Selling Security Holders, page 14

Comment No. 2

The qualifying phrase, “to the best of our knowledge,” is inappropriate.  Please delete it.

Response

We have deleted the phrase as indicated.

Michael Seaman, Esq.
Gregory Dundas, Esq.
United States Securities and Exchange Commission
May 25, 2011

Additionally, the Company acknowledges that:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please feel free to contact me directly.

Sincerely,
City Media, Inc.

/s/ Thomas Howells
Thomas Howells, CEO